NATIONAL
                              HOLDINGS CORPORATION

                  120 Broadway, 27th Floor, New York, NY 10271,
                      Phone 212-417-8210, Fax 212-417-8010

October 12, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attention: Amit Pande, Assistant Chief Accountant

Re:   National Holdings Corporation
      (f/k/a Olympic Cascade Financial Corporation)
      Form 10-K for the Fiscal Year Ended September 30, 2005
      Form 10-Q for the Fiscal Quarter Ended December 31, 2005
      File No. 001-12629

Ladies and Gentlemen:

      On behalf of National Holdings Corporation f/k/a Olympic Cascade Financial Corporation (the "Company"), set forth below are the Company's responses to the Commission's comments given by letter dated September 18, 2006 from Amit Pande, Assistant Chief Accountant (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations - page F-3

1. We note your response to comment 1 of our letter dated August 1, 2006 supporting your determination that presenting cost of services separately on the income statement would involve undue cost and burden. Please provide us with an estimate of the costs involved to further support your determination.

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Securities and Exchange Commission
October 12, 2006
Page 2


Response:

      It is difficult to precisely estimate the costs involved in presenting cost of services on our income statement until we actually commence such an undertaking. If we assume that this project can be done at a time that we can fully utilize our existing staff, we estimate that the costs, including a review by our independent auditors, would at a minimum be in the range of $25,000 to $50,000. If this project were done at a time that would require us to engage outside third parties to perform a significant portion of the analysis, we estimate that the costs would be in the range of $75,000 to $100,000.

Note 3.b - Significant Agreements and Transactions-Capital Transactions, page
           F-15

2. We note your response to our comments 2 of our letter dated August 1, 2006, including your materiality analysis, and are unable to concur that a revisions of your 2004 and 2005 financial statements is not warranted. As noted previously, Point 1 of the EITF 96-19 Implementation Guidelines indicates that "transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as a debt extinguishment if the debt instruments have substantially different terms, as defined in this issue." As a result, we continue to believe you are within the scope of EITF 96-19 for these transactions. It appears to us that the January 2004 financing referred to in your response would be required to be accounted for as extinguishment since the present value of the cash flows under the terms of the new debt instrument are greater than 10% different from the present value of the remaining cash flows of the original debt. We do not object to your conclusion that the August 2005 transaction does not qualify for extinguishment accounting. We also note that even if you continue to believe you are not within the scope of EITF 96-19, you would be within the scope of paragraph 16 of SFAS 140 because you have been relieved of your obligation to repay the creditor for the original note by delivering new financial assets. SFASA 140 does not change the guidance dealing with the accounting for extinguishments of liabilities as outlined in APB 26. In this regard, in an extinguishment, the difference between the reacquisition price and the carrying value is the extinguishment gain or loss. The reacquisition price would include the new note issued to the lender along with the additional (or modified) warrants, as compared to the carrying value of the old note that was extinguished. As a result, please either revise to restate your September 30, 2005 and 2004 financial statement to properly reflect the January 2004 financing as an extinguishment, or tell us why a revision is not necessary.

Response:

      We understand your position and interpretation of EITF 96-19 and SFAS 140 and continue to respectfully disagree with your conclusions that a matured debt instrument exchanged for a new debt instrument with the same lender fall with within the scope of EITF 96-19. Additionally, although we agree that the transaction is within the scope of SFAS 140, the extinguishment of the liability would not result in a gain or loss on the settlement of the transaction.

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Securities and Exchange Commission
October 12, 2006
Page 3


      Our auditors, Marcum & Kliegman LLP, since our last response letter, have had the opportunity to consult with Mr. Mark Trench of the Financial Accounting Standards Board (203-956-3455). Based on this conversation, the FASB staff position reflects that a repayment of debt at its maturity by the issuance of debt, pursuant to a new agreement between the borrower and financial institution, is not within the scope of EITF 96-19. EITF 96-19 was issued to provide accounting guidance for a modification of the terms of an existing debt agreement, prior to its maturity, which results in an "in substance" extinguishment of the debt. The FASB staff indicated that the SEC's interpretation of the EITF 96-19 would result in every debt agreement, refinanced at its maturity, being within the scope of 96-19. This was not the intent of EITF 96-19. The FASB staff person indicated that modification accounting could occur, if there was "linkage" between the old and new debt instrument. This may occur when the original debt agreement ("the old debt") contained a provision that provided for automatic renewal of the old debt pursuant to a new debt agreement or if the "cash or debt issuance" repayment option provision was solely within the control of the borrower. With respect to the January 2004 financing, the agreement contained no provision which allowed for automatic renewal. Based on these facts and circumstances we believe the January 2004 financing is not within the scope of EITF 96-19.

      We also believe that although the January 2004 transaction is within the scope of SFAS 140, the extinguishment of the liability would not result in a gain or loss on the settlement of the transaction. We further understand SFAS 140 does not change the guidance dealing with the accounting for extinguishments of liabilities as outlined in APB 26.

      In accordance with APB 26, a debtor shall consider debt to be extinguished for financial purposes if the debtor pays the creditor and is relieved of the obligation. This may include the debtor's reacquisition of its outstanding debt. APB 26 defines that a gain or loss is calculated as the difference between the reacquisition price and the carrying value of the debt obligation. According to APB 26, the reacquisition price of the debt is the amount paid on extinguishment, including a call premium and miscellaneous costs of the reacquisition.

      APB 26 also states that if the extinguishment is achieved by a direct exchange of new securities, the reacquisition price is the total present value of the new securities. Based on this guidance, the present value of future cash flows of the new debt instrument would be equal to $1 million based on the terms of the new debt agreement including the warrant consideration at an implicit discount rate of 24%. The implicit interest rate, although somewhat high, is consistent with other private placement financing arrangements entered into by the Company at approximately the same time period. Alternatively, the value of the matured obligation of $1 million is more readily determinable than the cash flows and the warrant associated with the new debt obligation, and therefore the present value of the new obligation, including the warrants, must equal the $1 million resulting in no gain or loss on the extinguishment.

Securities and Exchange Commission
October 12, 2006
Page 4


      Based on the applicability of APB 26, if the extinguishment is achieved by a direct exchange of debt, it does not indicate any requirement that the reacquisition price include miscellaneous costs of reacquisition. Even if such costs were to be added, the literature does not specify that warrants would qualify as miscellaneous costs of this nature. Again from a logical standpoint, the cost to repay the debt obligation at maturity is the amount due in accordance with the original contractual debt agreement, which was $1 million. The amount due at maturity is fixed and requires no other fees in order for the debtor to be released. From an economic perspective, any additional fees (i.e. the new warrants) cannot be related to the matured obligation.

      Based on these facts and circumstances, although the January 2004 transaction is within the scope of SFAS 140, the extinguishment of the liability would not result in any gain or loss on the settlement of the transaction and therefore we would not be required to restate our September 30, 2005 and 2004 financial statements.

Form 10-Q for the Quarter Ended December 31, 2005

Note 10 - Subsequent Events, page 9

3. We note your response to comment 3 of our letter dated August 1, 2006. We further note that in the Balance Sheet in your Form 10-Q for the quarter ended June 30, 2006, you appropriately presented the Series B Preferred Stock outside of permanent equity at its liquidation value in accordance with EITF Topic D-98. However, we note that the Series B Preferred Stock was presented as permanent equity in the Form 10-Q for the quarter ended March 31, 2006. Please revise your Form 10-Q for the quarter ended March 31, 2006 to properly present the Series B Preferred Stock in accordance with EITF Topic D-98.

Response:

      As you acknowledge, the Company has appropriately presented the Series B Preferred Stock outside of permanent equity on its Balance Sheet in its Form 10-Q for the quarter ended June 30, 2006. The holders of the Series B Preferred Stock have entered into a waiver agreement whereby the holders irrevocably waived the provision which allowed for the contingent redemption, and agreed not to transfer their Series B Preferred Stock to any person or entity that does not execute a similar waiver. As such, the Series B Convertible Preferred Stock will be presented as permanent equity on the Company's Balance Sheet in its Form 10-K for the fiscal year ended September 30, 2006.

      The Company will file shortly a Form 10-Q/A for the quarter ended March 31, 2006 to present the Series B Preferred Stock outside of permanent equity on its Balance Sheet.

Securities and Exchange Commission
October 12, 2006
Page 5


      Please call the undersigned at (212) 417-8210 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following party:

                                  Mitchell Littman, Esq.
                                  Littman Krooks LLP
                                  655 Third Avenue
                                  New York, NY 10017
                                  Phone: (212) 490-2020
                                  Fax: (212) 490-2990



                                           Very truly yours,


                                           /s/ Mark Goldwasser
                                           -------------------
                                           Mark Goldwasser
                                           President and Chief Executive Officer



cc:      National Holdings Corporation
         Robert H. Daskal

         Littman Krooks LLP
         Mitchell Littman, Esq.

         Marcum & Kliegman LLP
         Mitchell Watt

         Securities and Exchange Commission
         Matthew Komar, Staff Accountant